DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Peter M. Astiz peter.astiz@dlapiper.com T 650.833.2036 F 650.687.1159

CONFIDENTIAL TREATMENT REQUESTED

BY TUBEMOGUL, INC.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS BEEN OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN SUCH LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

April 17, 2014

VIA OVERNIGHT DELIVERY AND ELECTRONIC MAIL

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mark P. Shuman, Legal Branch Chief
Mitchell Austin, Staff Attorney
Stephen G. Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant

Re:	TubeMogul, Inc.
Registration Statement on Form S-1
Initially Filed Publicly on March 26, 2014
As amended by Amendment No. 1 to Registration Statement on Form S-1
filed April 14, 2014 (the “Registration Statement”)
File No. 333-194817

Gentlemen:

On behalf of TubeMogul, Inc. (the “Company”), we submit this supplemental letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to provide the Staff with additional information for the Staff’s consideration in connection with its review of the Registration Statement. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Because of the commercially sensitive nature of certain of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have

CONFIDENTIAL TREATMENT REQUESTED

BY TUBEMOGUL, INC.

Division of Corporation Finance

April 17, 2014

Page Two

enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Preliminary Results for Quarter Ended March 31, 2014

Attached hereto as Exhibit A is the Company’s proposed disclosure of its preliminary expectations with respect to the Company’s financial results for the three months ended March 31, 2014. The Company proposes to include this information in the “Prospectus Summary – Recent Developments” in the next amendment of the Registration Statement to be filed with the Commission.

Stock-based Grants

The Company would also like to supplementally provide the Staff with additional information with respect to its January and February equity grants. The Company has received an updated independent valuation as of March 31, 2014 using the same approach as described in the prospectus, but weighing the IPO outcome at 90% and reflecting the same estimated price range previously provided to the Staff. This valuation determined the fair market value per share of the Company’s Common Stock as of March 31, 2014 to be $[***] (or $[***] on a post-split basis), which approximates the $[***] (or $[***] on a post-split basis) per share low end of the range provided to the Staff. The change from the valuation per share of $4.17 (or $8.34 on a post-split basis) as of January 31, 2014 was primarily as a result of: (i) the increased probability weighting for an IPO (from 60% to 90%); (ii) the IPO price based upon the mid-point of the range; (iii) an increase in valuation resulting from the strong financial performance for the Company during the quarter ended March 31, 2014 and an increase in the median valuation multiple for the comparable public companies and (iv) a reduction in the discount (from 14% to 5%) given the shorter expected time to completion of the IPO. The Company also respectfully advises the Staff that the number of awards granted by the Company were relatively few and as a result, the Company believes that any adjustment in stock compensation expense resulting from a retroactive revaluation would have an immaterial impact on the Company’s financial statements.

To further assist the Staff in its review, the Company is additionally supplementally providing to the Staff a draft of the proposed updates to its tabular disclosure regarding awards the Company has granted and related updates to its narrative disclosure regarding the determination of the fair value of RSU awards granted in April 2014, attached hereto as Exhibit B, to be included in the next amendment of the Registration Statement to be filed with the Commission.

* * * *

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

CONFIDENTIAL TREATMENT REQUESTED

BY TUBEMOGUL, INC.

Division of Corporation Finance

April 17, 2014

Page Three

Please do not hesitate to contact me at (650) 833-2036 or Michael Torosian at (650) 833-2220 if you have any questions regarding this letter.

Very truly yours,

DLA Piper LLP (US)

/s/ Peter M. Astiz

Peter M. Astiz

Partner

Enclosures

Cc:	Brett Wilson (TubeMogul, Inc.)
Eric Deeds (TubeMogul, Inc.)
Michael J. Torosian (DLA Piper LLP (US))
Daniel J. Winnike (Fenwick & West LLP)
William L. Hughes (Fenwick & West LLP)
Theodore G. Wang (Fenwick & West LLP)

CONFIDENTIAL TREATMENT REQUESTED

BY TUBEMOGUL, INC.

Division of Corporation Finance

April 17, 2014

Page Four

Exhibit A

Recent Developments

Although the results of our three months ended March 31, 2014 are not yet finalized, the following unaudited information reflects our preliminary expectations with respect to such results based on currently available information. We expect that, for the three months ended March 31, 2014:

•	Our total revenue will be between $20.9 million and $21.9 million, representing growth of 118% to 129% over the three months ended March 31, 2013.

•	Our Total Spend will be between $46.8 million and $48.0 million, representing growth of 187% to 194% over the three months ended March 31, 2013, and our Platform Direct Spend will be between $34.8 million and $35.3 million and Platform Services Spend will be between $12.0 million and $12.7 million.

•	Our gross profit will be between $15.0 million and $15.8 million, representing an increase of 142% to 155% compared to the three months ended March 31, 2013.

•	Our net loss will be between $1.9 million and $1.1 million, as compared to $1.9 million in the three months ended March 31, 2013.

•	Our adjusted EBITDA will be between $(1.0) million and $0, as compared to $(1.7) million for the three months ended March 31, 2013.

Total Spend, Platform Direct Spend and adjusted EBITDA are non-GAAP financial measures. Please see “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” below for information regarding the limitations of using Total Spend, Platform Direct Spend and adjusted EBITDA as financial measures and the tables immediately following the next paragraph for a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated in accordance with GAAP, for the ranges presented above for the three months ended March 31, 2014 (estimated) and the three months ended March 31, 2013 (actual).

The preliminary expectations of financial results presented above reflect management’s estimates based solely upon information available to us as of the date of this prospectus, is not a comprehensive statement of our financial results for the three months ended March 31, 2014 and has not been audited or reviewed. The preliminary expectations of financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual first quarter results will not be available until after this offering is completed, may differ materially from these first quarter estimates and are not necessarily indicative of the results to be expected for the entire fiscal year. Accordingly, you should not place undue reliance upon these preliminary estimates. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See the sections “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

CONFIDENTIAL TREATMENT REQUESTED

BY TUBEMOGUL, INC.

Division of Corporation Finance

April 17, 2014

Page Five

The following table reconciles Platform Direct Spend and Total Spend to Platform Direct revenue and revenue, respectively, the most directly comparable financial measures calculated in accordance with GAAP for the three months ended March 31, 2013 and 2014:

	March 31, 2014		March 31, 2013
	Low	High
	unaudited		unaudited
	(in thousands)
Platform Direct Revenue	$8,900	$9,200	$2,312
Plus : Non-GAAP Platform Direct Media Cost	25,900	26,100	6,750

Platform Direct Spend	34,800	35,300	9,062

Platform Services Spend/Revenue	$12,000	$12,700	$7,268

Total Spend	$46,800	$48,000	$16,330

The following table reconciles expected adjusted EBITDA to expected net loss for the three months ended March 31, 2013 and 2014:

	March 31, 2014		March 31, 2013
	Low	High
	unaudited		unaudited
	(in thousands)
Net loss	$(1,900)	$(1,100)	$(1,904)
Adjustments:
Interest expense, net	40	40	48
Provision for income taxes	40	80	14
Depreciation and amortization expense	90	90	32
Stock- based compensation expense	415	460	102
Change in fair value of convertible preferred stock warrant liability	280	430	(1)

Total adjusted EBITDA	$(1,035)	$0	$(1,709)

CONFIDENTIAL TREATMENT REQUESTED

BY TUBEMOGUL, INC.

Division of Corporation Finance

April 17, 2014

Page Six

Exhibit B

Stock-Based Compensation

We granted the following awards since January 1, 2012:

Grant Date	Number of Options Granted	Number of RSUs	Exercise Price Per Share (Options)	Common Stock Fair Value Per Share on Date of Grant
April 19, 2012	792,000	—	$0.70	$1.12
June 8, 2012	105,000	—	0.70	1.38
July 19, 2012	72,500	—	0.70	1.58
October 11, 2012	146,250	—	0.70	2.02
November 20, 2012	200,000	—	0.70	2.24
June 10, 2013	923,413	—	2.32	2.64
June 18, 2013	18,875	—	2.32	2.64
July 17, 2013	35,750	—	2.32	2.64
November 11, 2013	659,247	—	2.76	5.42
January 21, 2014	109,250	136,800	7.10	7.10
February 14, 2014	31,250	44,850	8.34	8.34
April 11, 2014*	—	265,835	—	[***]

*	New disclosure added

*****

Determination of the Fair Value of Stock-based Compensation Grants

April 2014 Awards

We granted 265,835 RSUs on April 11, 2014. A valuation was prepared as of March 31, 2014, which was developed using the income approach and market approach. For the income approach, the discounted cash flow analysis was developed based on our cash flow projections for the years ending December 31, 2014 through December 31, 2024. These estimated future cash flows were discounted using a WACC of 31.9%. For the market approach, we utilized the comparable peer companies as described above in the section “—November 2013 Awards.” This valuation, like the prior three valuations, was in part based on a hybrid method. At the time of this valuation, the expected outcomes were weighted as follows: (1) 90% toward an IPO scenario; and (2) 10% toward remaining a private company (using the OPM method). We determined the appropriateness of the weighting of the expected outcome of the IPO by considering factors such as the stage we were in regarding the IPO. During March 2014 we made a public filing of our registration statement on Form S-1 with the

CONFIDENTIAL TREATMENT REQUESTED

BY TUBEMOGUL, INC.

Division of Corporation Finance

April 17, 2014

Page Seven

Commission. The IPO value assumed an IPO in the second quarter of 2014. As a result, the fair value of our common stock, as determined by the hybrid method and after applying a marketability discount of 35.0% for remaining a private company and 5.0% for the IPO scenario, was determined to be $[***] per share. For financial reporting purposes, we determined a value per share of $[***] to establish the fair value of our April 2014 awards.